

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2022

James McArthur, Ph.D.
President and Chief Executive Officer
PepGen Inc.
245 Main Street
Cambridge, MA 02142

>   **Re: PepGen Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed May 3, 2022**
>   **File No. 333-264335**

Dear Dr. McArthur:

     We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 filed May 2, 2022

PGN-EDO51, page 3

1. We note your response to prior comment 1. Given that you did not conduct head-to-head trials with EXONDYS 51 and DYNE-251, please remove these comparisons. Please also disclose more information about R_6G-PMO so that investors can make a meaningful comparison. Please also expand your disclosure to discuss the meaning of PGN-EDO51 having "greater activity" than R_6G-PMO.

James McArthur, Ph.D.
PepGen Inc.
May 3, 2022
Page 2

       You may contact Tara Harkins at 202-551-3639 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Jeffrey Gabor at 202-551-2544 with any other questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Life Sciences

cc: James Xu, Esq.